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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934

                       Commission File Number: 333-3006


                 AMERICAN PAD & PAPER COMPANY OF DELAWARE, INC.
             (Exact name of registrant as specified in its charter)

                         17304 Preston Road, Suite 700
                           Dallas, Texas  75252-5613
                                 (972) 733-6200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              13% Senior Subordinated Notes due November 15, 2005
            (Title of each class of securities covered by this Form)

                                      None
           (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [ ]        Rule 12h-3(b)(1)(ii)  [ ]
          Rule 12g-4(a)(1)(ii)  [ ]        Rule 12h-3(b)(2)(i)   [ ]
          Rule 12g-4(a)(2)(i)   [ ]        Rule 12h-3(b)(2)(ii)  [ ]
          Rule 12g-4(a)(2)(ii)  [ ]        Rule 15d-6            [ ]
          Rule 12h-3(b)(1)(i)   [X]


Approximate number of holders of record as of the certification or notice date:
There is currently one holder of record of the security covered by this Form 15.
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Pursuant to the requirements of the Securities Exchange Act of 1934, American
Pad & Paper Company of Delaware, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    AMERICAN PAD & PAPER
                                    COMPANY OF DELAWARE, INC.


DATE: May 8, 1998                   BY:     /s/ William W. Solomon, Jr.
                                        ----------------------------------------
                                        Name:   William W. Solomon, Jr.
                                        Title:  Vice President-Controller

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